

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 17, 2006

Keith Olsen
President and Chief Executive Officer
Switch and Data, Inc.
1715 North Westshore Boulevard, Suite 650
Tampa, Florida 33607

> **RE:** **Switch and Data, Inc.**
> **Amendment No. 1 to Form S-1**
> **Filed on November 9, 2006**
> **File No. 333-137607**

Dear Mr. Olsen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Prospectus Summary, page 1

1.   We note your revisions in response to our prior comment 6. To further balance the presentation, revise the first sentence of the fourth paragraph beginning with the words "[s]ince our founding in 1998…" with references to your net losses during that same period. Also, revise your summary risk factor disclosure about your material weaknesses in internal control over financial reporting to highlight that you have identified 10 material weaknesses in your internal control over financial reporting.

Risk Factors, page 9

We depend upon a limited number of network service provider customers…., page 15

2.   We note your revisions in response to our prior comment 12. Confirm in your response letter that the risk related to your dependence upon a limited number of

network service provider customers applies to your operations in only your smaller markets. If not, please further revise the risk factor to address your agreements with service provider customers in larger markets.

Risks Related to the Offering, page 20

3.   It is not apparent from your current disclosure on page 88 the extent to which your executive officers and directors will be selling in this offering the shares of your common stock that they own. Tell us in your response letter what consideration you have given to including a risk factor that discusses risks related to the level of management's sale of your common stock in this offering and the effect any perceptions of the magnitude of their sale could have on the market price of your common stock. Also ensure that you include director Alex White in your list of principal stockholders on page 88, as required by Item 403 of Regulation S-K.

Management's Discussion and Analysis, page 38

Critical Accounting Policies and Estimates, page 60

Stock-Based Compensation, page 63

4.   Please refer to prior comment 28. Please expand your disclosure to discuss in detail how and when you will modify these options, your planned accounting for such modification and how and why you will incur stock-based compensation expense.

Business, page 67

Government Regulation, page 76

5.   We note your revisions in response to our prior comment 35, but it is not apparent how regulation affects your business and operations. Please provide further details.

Executive Compensation, page 82

6.   We note your response to our prior comment 37. In light of your disclosure regarding options granted to Mr. Marashi, please revise your disclosure on page 83 regarding options granted during fiscal 2005.

Underwriting, page 101

7.   Please include your response to our prior comment 41 in the underwriting section in the prospectus.

8.   We note that you will be conducting a directed share program. Please advise in your response letter whether the indemnification provisions between the company and the underwriter permit indemnification if participants in the directed share program renege on their commitments to purchase in the offering after effectiveness.

Switch & Data Facilities Company Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 1. Organization

Reorganization Merger (Unaudited), page F-8

9.   Please refer to prior comment 43. We note that you have reflected your preferred stock as equity and mezzanine. None of your preferred stock has been classified as liabilities. Referring to FAS 150 and the terms of your preferred stock arrangements, tell us how you have determined that none of the preferred stock is mandatorily redeemable and subject to classification as liabilities. It would seem that, at a minimum, you would have convertible preferred stock, redeemable preferred stock and preferred stock. You should address the accounting for each based on the terms of the stock and the terms of the transaction and we would not expect the same accounting treatment for each type of preferred stock. We may have additional comments.

Note 2. Restatement of Previously Reported Financial Statements, page F-8

10.   Please refer to prior comment 44. Please expand your disclosure to include the information in your response including your statement that the material weaknesses other than those that require restatement related only to 2005 and did not require restatement of prior financial statements. Please ask your auditors if they agree.

Note 3. Summary of Significant Accounting Policies

Revenue Recognition, page F-17

11.   Disclose your rationale under the accounting literature for recognizing installation

services for cross connect services when the service is complete.

Item 15. Recent Sales of Unregistered Securities, page II-2

12.   We note your response to our prior comment 54. Provide us with a detailed
        description in your response letter of the investors' agreement to the formula
        that determines the shares they would receive upon the reorganization. Also
        provide us with additional information about the two non-signers, such as, who
        they are, what governs their understanding of what would happen upon a
        reorganization like the one contemplated, what formula applies to them, and
        whether they will be stockholders after application of the formula.

                            *   *   *   *

        As appropriate, please amend your filing in response to these comments. You
may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836, if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Senior Staff Attorney, at (202) 551-3359 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: via facsimile (813-229-0134)
        Robert Grammig
        Holland & Knight LLP